Exhibit 11

              Statement Regarding Computation of Earnings Per Share

The basic net loss per share is determined by dividing the net loss by the weighted average common shares outstanding. The diluted net loss per share normally includes common stock equivalents (options, warrants and convertible debentures), but were excluded since their effect was antidulitive.


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